UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras releases teasers for sale of wind power plants

Rio de Janeiro, January 31, 2020 - Petróleo Brasileiro S.A. - Petrobras reports that it has started the opportunity disclosure stage (teaser), regarding the sales of all of its equity stakes in the companies Eólica Mangue Seco 1 and Eólica Mangue Seco 2, owners of wind power generation plants.

The teasers, which contain key information about the assets, as well as the eligibility criteria for selection of potential participants, are available on the Petrobras website: https://www.investidorpetrobras.com.br/en/results-and-notices/teasers

The main subsequent stages of each project will be reported to the market in due course.

This disclosure complies with Petrobras' divestment guidelines and the special regime of asset divestment by federal mixed capital companies, provided for in Decree 9,188/2017.

These transactions are in line with the portfolio optimization and the improvement of Petrobras’ capital allocation, aiming at maximizing value for its shareholders.

About Eólicas Mangue  Seco 1 and 2

Eólicas Mangue Seco 1 and 2 are located in Guamaré, in the state of Rio Grande do Norte, and are part of a complex of four wind farms with total installed capacity of 104 MW. Each company owns and operates a wind farm with a capacity of 26 MW.

In Mangue Seco 1, Petrobras and Alubar Energia S.A. have, respectively, 49% and 51% interest.

In Mangue Seco 2, Petrobras and Eletrobras have, respectively, 51% and 49% interest.

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website is not and shall not be deemed part of this report on Form 6-K.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer